Exhibit 99.1

Clearmind Medicine Announces Johns Hopkins IRB Approval to Advance CMND-100 Phase I/II Clinical Trial to the Next Parts

Vancouver, Canada, May 26, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second-generation, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that the Johns Hopkins Medicine Institutional Review Board (JHM-IRB) has granted approval for its ongoing Phase I/II clinical trial of CMND-100.

The approval advances the multicenter study titled “A Phase I/II Single and Multiple Dose Tolerability, Safety and Pharmacokinetic Study of CMND-100 in Healthy Volunteers and Alcohol Use Disorder (AUD) Subjects: Parts A, B, and C” and permits the Company to proceed with Parts B and C.

This milestone follows successful completion of earlier stages and reflects continued positive momentum at one of the world’s leading clinical research institutions.

Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine, commented, “This IRB approval represents another important step forward in our clinical development program for CMND-100. We are grateful to the Johns Hopkins team for their continued support and look forward to further demonstrating the potential of our non-hallucinogenic MEAI-based candidate for patients suffering from Alcohol Use Disorder.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trials and how it looks forward to further demonstrating the potential of its non-hallucinogenic MEAI-based candidate for patients suffering from Alcohol Use Disorder . Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.